Exhibit 4.19

Certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed. [*] indicates that information has been redacted.

CLINICAL TRIAL COLLABORATION AND SUPPLY AGREEMENT
(FOR PANCREATIC CANCER STUDY)
(as amended)

This CLINICAL TRIAL COLLABORATION AND SUPPLY AGREEMENT (this “Agreement”), made as of January 11, 2016 (the “Effective Date”), is by and between Merck Sharp & Dohme B.V., having a place of business at Waarderweg 39, 2031 BN Haarlem, Netherlands (“Merck”) and BioLineRx Ltd., having a place of business at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel (“BioLineRx”).  Merck and BioLineRx are each referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

A.    BioLineRx is developing the BioLineRx Compound (as defined below) for the treatment of certain tumor types.

B.    Merck is developing the Merck Compound (as defined below) for the treatment of certain tumor types.

C.    BioLineRx desires to sponsor a clinical trial in which the BioLineRx Compound and the Merck Compound would be dosed concurrently or in combination.

D.    Merck and BioLineRx, consistent with the terms of this Agreement, desire to collaborate as more fully described herein, including by providing the Merck Compound and the BioLineRx Compound for the Study (as defined below).

NOW, THEREFORE, in consideration of the premises and of the following mutual promises, covenants and conditions, the Parties, intending to be legally bound, mutually agree as follows:

1.   Definitions.

For all purposes of this Agreement, the capitalized terms defined in this Article 1 and throughout this Agreement shall have the meanings herein specified.

1.1          “Affiliate” means, with respect to either Party, a firm, corporation or other entity which directly or indirectly owns or controls said Party, or is owned or controlled by said Party, or is under common ownership or control with said Party. As used in this Section 1.1, the word “control” means (i) the direct or indirect ownership of more than fifty percent (50%) of the outstanding voting securities of a legal entity, or (ii) possession, directly or indirectly, of the power to direct the management or policies of a legal entity, whether through the ownership of voting securities, contract rights, voting rights, corporate governance or otherwise.

1.2          “Agreement” means this agreement, as amended by the Parties from time to time, and as set forth in the preamble.

1.3          “Alliance Manager” has the meaning set forth in Section 3.10.

1.4          “Applicable Law” means all federal, state, local, national and regional statutes, laws, rules, regulations and directives applicable to a particular activity hereunder, including performance of clinical trials, medical treatment and the processing and protection of personal and medical data, that may be in effect from time to time, including those promulgated by the United States Food and Drug Administration (“FDA”), national regulatory authorities, the European Medicines Agency (“EMA”) and any successor agency to the FDA or EMA or any agency or authority performing some or all of the functions of the FDA or EMA in any jurisdiction outside the United States or the European Union (each a “Regulatory Authority” and collectively, “Regulatory Authorities”), and including cGMP and GCP (each as defined below); all data protection requirements such as those specified in the EU Data Protection Directive and the regulations issued under the United States Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); export control and economic sanctions regulations which prohibit the shipment of United States-origin products and technology to certain restricted countries, entities and individuals; anti-bribery and anti-corruption laws pertaining to interactions with government agents, officials and representatives; laws and regulations governing payments to healthcare providers; and any United States or other country’s or jurisdiction’s successor or replacement statutes, laws, rules, regulations and directives relating to the foregoing.

1.5          “BioLineRx” has the meaning set forth in the preamble.

1.6          [Deleted]

1.7          “BioLineRx Class Compound” means any small or large molecule that [*]

1.8          “BioLineRx Compound” means BioLineRx’s BL-8040, a short synthetic peptide, which is a CXCR4 inhibitor.

1.9          “BioLineRx Inventions” is defined in Section 10.2.

1.10        “Business Day” means any day other than a Friday (in the case of BioLineRx), Saturday, Sunday, or a day on which commercial banks located in the country where the applicable obligations are to be performed are authorized or required by law to be closed.

1.11        “cGMP” means the current Good Manufacturing Practices officially published and interpreted by EMA, FDA and other applicable Regulatory Authorities that may be in effect from time to time and are applicable to the Manufacture of the Compounds.

1.12        “Clinical Data” means all data (including raw data) and results generated by or on behalf of either Party or at either Party’s direction, or by or on behalf of the Parties together or at their direction, in the course of each such Party’s performance of the Study; excluding, however, Sample Testing Results.

1.13        “Clinical Quality Agreement” has the meaning set forth in Section 8.2.

1.14        “CMC” means “Chemistry Manufacturing and Controls” as such term of art is used in the pharmaceutical industry.

1.15        “Compounds” means the BioLineRx Compound and the Merck Compound.  A “Compound” means either the BioLineRx Compound or the Merck Compound, as applicable.

1.16        “Combination” means the use or method of using the BioLineRx Compound and the Merck Compound in concomitant or sequential administration.

1.17        “Confidential Information” means any information, Know-How or other proprietary information or materials furnished to one Party (“Receiving Party”) by or on behalf of the other Party (“Disclosing Party”) pursuant to this Agreement, except to the extent that such information or materials: (a) was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party, as demonstrated by competent evidence; (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party; (c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the Receiving Party in breach of this Agreement; (d) was disclosed to the Receiving Party by a Third Party who had no obligation to the Disclosing Party not to disclose such information to others; or (e) was subsequently developed by the Receiving Party without use of the Disclosing Party Confidential Information, as demonstrated by competent evidence.

1.18        “Continuing Party” has the meaning set forth in Section 10.1.3.

1.19        “Control” or “Controlled” means, with respect to particular information or intellectual property, that the applicable Party owns or has a license to such information or intellectual property and has the ability to grant a right, license or sublicense to the other Party as provided for herein without violating the terms of any agreement or other arrangement with any Third Party.

1.20        “CTA” means an application to a Regulatory Authority for purposes of requesting the ability to start or continue a clinical trial.

1.21        “Data Sharing and Sample Testing Schedule” means the schedule attached hereto as Schedule I.

1.22        “Defending Party” has the meaning set forth in Section 14.2.3.

1.23        “Delivery” has the meaning set forth in Section 8.4.1.

1.24        “Direct Manufacturing Costs” has the meaning set forth in Section6.12.

1.25        “Disposition Package” has the meaning set forth in Section 8.8.1.

1.26        “Dispute” has the meaning set forth in Section 22.1.

1.27        “Effective Date” has the meaning set forth in the preamble.

1.28        “EMA” has the meaning set forth in the definition of Applicable Law.

1.29        “Exclusion List” has the meaning set forth in the definition of Violation.

1.30        “FDA” has the meaning set forth in the definition of Applicable Law.

1.31        “Filing Party” has the meaning set forth in Section 10.1.3.

1.32        “Force Majeure” has the meaning set forth Section 16.

1.33        “GAAP” has the meaning set forth in Section 6.12.

1.34        “GCP” means the Good Clinical Practices officially published by EMA, FDA and the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) that may be in effect from time to time and are applicable to the testing of the Compounds.

1.35        “Government Official” means: (a) any officer or employee of a government or any department, agency or instrument of a government; (b) any Person acting in an official capacity for or on behalf of a government or any department, agency, or instrument of a government; (c) any officer or employee of a company or business owned in whole or part by a government; (d) any officer or employee of a public international organization such as the World Bank or United Nations; (e) any officer or employee of a political party or any Person acting in an official capacity on behalf of a political party; and/or (f) any candidate for political office; who, when such Government Official is acting in an official capacity, or in an official decision-making role, has responsibility for performing regulatory inspections, government authorizations or licenses, or otherwise has the capacity to make decisions with the potential to affect the business of either of the Parties.

1.36        “HIPAA” has the meaning set forth in the definition of Applicable Law.

1.37        “IND” means any Investigational New Drug Application filed or to be filed with the FDA as described in Title 21 of the U.S. Code of Federal Regulations, Part 312, and/or the equivalent application in the jurisdictions outside the United States, including an “Investigational Medicinal Product Dossier” filed or to be filed with Regulatory Authorities in the European Union.

1.38        “Indirect Manufacturing Costs” has the meaning set forth in Section 6.12.

1.39        “Inventions” means all inventions and discoveries, whether or not patentable, that are made, conceived, or first actually reduced to practice by or on behalf of a Party, or by or on behalf of the Parties together, (i) in the design or performance of the Study, or in the design or performance of any Phase III registration study for the Combination performed pursuant to Section 3.14, or (ii) through use of any unpublished Clinical Data or Sample Testing Results.

1.40        “Joint Development Committee” or “JDC” has the meaning set forth in Section 3.10.

1.41        “Joint Patent Application” has the meaning set forth in Section 10.1.3.

1.42        “Joint Patent” means a patent that issues from a Joint Patent Application.

1.43        “Jointly Owned Invention” has the meaning set forth in Section 10.1.1.

1.44        “Know-How” means any proprietary invention, innovation, improvement, development, discovery, computer program, device, trade secret, method, know-how, process, technique or the like, including manufacturing, use, process, structural, operational and other data and information, whether or not written or otherwise fixed in any form or medium, regardless of the media on which contained and whether or not patentable or copyrightable, that is not generally known or otherwise in the public domain.

1.45        “Liability” has the meaning set forth in Section 14.2.1.

1.46        “Manufacture,” “Manufactured,” or “Manufacturing” means all activities related to the manufacture of a Compound, including planning, purchasing, manufacture, processing, compounding, storage, filling, packaging, waste disposal, labeling, leafleting, testing, quality assurance, sample retention, stability testing, release, dispatch and supply, as applicable.

1.47        “Manufacturer’s Release” or “Release” has the meaning ascribed to such term in the Clinical Quality Agreement.

1.48        “Manufacturing Costs” has the meaning set forth in Section 6.12.

1.49        “Manufacturing Site” means the facilities where a Compound is Manufactured by or on behalf of a Party, as such Manufacturing Site may change from time to time in accordance with Section 8.7.

1.50        “Merck” has the meaning set forth in the preamble.

1.51        [Deleted]

1.52        “Merck Compound” means pembrolizumab, a humanized anti-human PD-1 monoclonal antibody [*]

1.53        “Merck Inventions” is defined in Section 10.3.

1.54        “NDA” means a New Drug Application, Biologics License Application, Worldwide Marketing Application, Marketing Authorization Application, filing pursuant to Section 510(k) of the United States Federal Food, Drug and Cosmetic Act, or similar application or submission for a marketing authorization of a product filed with a Regulatory Authority to obtain marketing approval for a biological, pharmaceutical or diagnostic product in that country or in that group of countries.

1.55        “Non-Conformance” means, with respect to a given unit of Compound, (i) a deviation from an approved cGMP requirement with respect to the applicable Compound, such as a procedure, Specification, or operating parameter, or a circumstance that requires an investigation to assess impact to the quality of the applicable Compound or (ii) that such Compound failed to meet the applicable representations and warranties set forth in Section 2.3.  Classification of the Non-Conformance is detailed in the Clinical Quality Agreement.

1.56        “Non-Filing Party” has the meaning set forth in Section 10.1.3.

1.57        “Opting-out Party” has the meaning set forth in Section 10.1.3.

1.58        “Other Party” has the meaning set forth in Section 14.2.3.

1.59        “Party/Parties” has the meaning set forth in the preamble.

1.60        “PD-1 Antagonist” means any small or large molecule that [*].

1.61        “Permitted Use” has the meaning set forth in Section 3.7.

1.62        “Person” means any individual, sole proprietorship, partnership, corporation, business trust, joint stock company, trust, unincorporated organization, association, limited liability company, institution, public benefit corporation, joint venture, entity or governmental entity.

1.63        “Pharmacovigilance Agreement” has the meaning set forth in Section 5.1.

1.64        “Project Manager” has the meaning set forth in Section 3.10.

1.65        “Protocol” means the written documentation that describes the Study and sets forth specific activities to be performed as part of the Study conduct, to be finalized and agreed upon within sixty (60) calendar days after the Effective Date pursuant to Section 4.1.

1.66        “Regulatory Approvals” means, with respect to a Compound, any and all permissions (other than the Manufacturing approvals) required to be obtained from Regulatory Authorities and any other competent authority for the development, registration, importation, sale and distribution of such Compound in the United States, Europe or other applicable jurisdictions for use in the Study.

1.67        “Regulatory Documentation” means, with respect to the Compounds, all submissions to Regulatory Authorities in connection with the development of such Compounds, including all INDs and amendments thereto, NDAs and amendments thereto, drug master files, correspondence with regulatory agencies, periodic safety update reports, adverse event files, complaint files, inspection reports and manufacturing records, in each case together with all supporting documents (including documents that include Clinical Data).

1.68        “Regulatory Authorities” has the meaning set forth in the definition of Applicable Law.

1.69        “Related Agreements” means the Pharmacovigilance Agreement and the Clinical Quality Agreement.

1.70        “Right of Reference” means the “right of reference” defined in 21 CFR 314.3(b), including with regard to a Party, allowing the applicable Regulatory Authority in a country to have access to relevant information (by cross-reference, incorporation by reference or otherwise) contained in Regulatory Documentation (and any data contained therein) filed with such Regulatory Authority with respect to a Party’s Compound, only to the extent necessary for the conduct of the Study in such country or as otherwise expressly permitted or required under this Agreement to enable a Party to exercise its rights or perform its obligations hereunder.

1.71        “SAEs” has the meaning set forth in Section 5.1.

1.72        “SADRs” has the meaning set forth in Section 5.1.

1.73        “Samples” means biological specimens collected from subjects participating in the Study, including urine, blood and tissue samples.

1.74        “Sample Testing” means the analyses to be performed by each Party using the applicable Samples, as described in the Data Sharing and Sample Testing Schedule (Schedule I).

1.75        “Sample Testing Results” means those results arising from the Sample Testing which are shared between Merck and BioLineRx, as set forth in the Data Sharing and Sample Testing Schedule.

1.76        “Specifications” means, with respect to a given Compound, the set of requirements for such Compound as set forth in the Clinical Quality Agreement.

1.77        “Study” means a Phase IIa clinical trial carried out in accordance with the Protocol to evaluate the safety, pharmacokinetics, pharmacodynamics, and preliminary efficacy of the concomitant and/or sequenced administration of the Merck Compound and the BioLineRx Compound in subjects with pancreatic cancer.

1.78        “Study Completion” has the meaning set forth in Section 3.11.

1.79        “Subcontractors” has the meaning set forth in Section 2.4.

1.80        “Term” has the meaning set forth in Section 6.1.

1.81        “Territory” means anywhere in the world.

1.82        “Third Party” means any Person or entity other than BioLineRx, Merck or their respective Affiliates.

1.83        “VAT” has the meaning set forth in Section 8.16.

1.84        “Violation” means that a Party or any of its officers or directors or any other personnel (or other permitted agents of a Party performing activities hereunder) has been:  (1) convicted of any of the felonies identified among the exclusion authorities listed on the U.S. Department of Health and Human Services, Office of Inspector General (OIG) website, including 42 U.S.C. 1320a-7(a) (http://oig.hhs.gov/exclusions/authorities.asp); (2) identified in the OIG List of Excluded Individuals/Entities (LEIE) database (http://exclusions.oig.hhs.gov/) or listed as having an active exclusion in the System for Award Management (http://www.sam.gov); or (3) listed by any US Federal agency as being suspended, proposed for debarment, debarred, excluded or otherwise ineligible to participate in Federal procurement or non-procurement programs, including under 21 U.S.C. 335a (http://www.fda.gov/ora/compliance_ref/debar/) (each of (1), (2) and (3) collectively the “Exclusions Lists”).

2	Scope of the Agreement.

2.1          Generally.  Each Party shall contribute to the Study such resources as are necessary to fulfill its obligations set forth in this Agreement and more specifically described in Article 7.

2.2          Obligations.  Each Party shall act in good faith in performing its obligations under this Agreement and each Related Agreement, and shall notify the other Party as promptly as possible in the event of any Manufacturing delay that is likely to adversely affect supply of its Compound as contemplated by this Agreement.

2.3          Compound Commitments.  BioLineRx shall Manufacture and supply the BioLineRx Compound for purposes of the Study in accordance with Article 8, and BioLineRx hereby represents and warrants to Merck that, at the time of Delivery of the BioLineRx Compound, such BioLineRx Compound shall have been Manufactured and supplied in compliance with: (i) the Specifications for the BioLineRx Compound; (ii) the Clinical Quality Agreement; and (iii) all Applicable Law, including cGMP and health, safety and environmental protections.  Merck shall Manufacture and supply the Merck Compound for purposes of the Study in accordance with Article 8, and Merck hereby represents and warrants to BioLineRx that, at the time of Delivery of the Merck Compound, such Merck Compound shall have been Manufactured and supplied in compliance with: (a) the Specifications for the Merck Compound; (b) the Clinical Quality Agreement; and (c) all Applicable Law, including cGMP and health, safety and environmental protections.  Without limiting the foregoing, each Party is responsible for obtaining all regulatory approvals (including facility licenses) that are required to Manufacture its Compound in accordance with Applicable Law (provided that for clarity, BioLineRx shall be responsible for obtaining Regulatory Approvals for the Study as set forth in Section 3.4).

2.4          Subcontracting.  Each Party shall have the right to subcontract any portion of its obligations hereunder:  (i) to its own Affiliates, without the other Party’s written consent; or (ii) to Third Parties; provided that the JDC has approved (in a written document) the use of such Third Parties in the performance of such activities prior to such Third Parties performing such activities; [*] (such Third Parties described above, “Subcontractors”).  In any event, each Party shall remain solely and fully liable for the performance of its Affiliates and Subcontractors to which such Party delegates the performance of its obligations under this Agreement.  Each Party shall ensure that each of its Affiliates and Subcontractors performs such Party’s obligations pursuant to the terms of this Agreement, including the Appendices attached hereto.  For clarity, to the extent that a Party has an obligation under this Agreement to perform an action or to meet a standard, and such Party subcontracts such obligation, such Party shall be responsible for any failure by such Party’s Affiliates or Subcontractor to perform the action or meet the standard.  Each Party shall use reasonable efforts to obtain and maintain copies of documents relating to the obligations performed by such Affiliates and Subcontractors that are required to be provided to the other Party under this Agreement.

2.5          Compounds.  This Agreement does not create any obligation on the part of Merck to provide the Merck Compound for any activities other than the Study, nor does it create any obligation on the part of BioLineRx to provide the BioLineRx Compound for any activities other than the Study, except as expressly set forth in Section 3.14.

2.6          Relationship.  Other than as expressly set forth in this Agreement, including Sections [*] and [*], or this Section 2.6, nothing in this Agreement shall (i) prohibit either Party from performing clinical studies other than the Study relating to its own Compound, either individually or in combination with any other compound or product, in any therapeutic area, or (ii) create an exclusive relationship between the Parties with respect to any Compound.

3	Conduct of the Study.

3.1          Sponsor.  BioLineRx shall act as the sponsor of the Study under a new solid tumors IND for the BioLineRx Compound with a Right of Reference to the IND of the Merck Compound as further described in Section 3.4; provided, however, that in no event shall BioLineRx file an additional IND for the Study unless required by Regulatory Authorities to do so.  If a Regulatory Authority requests an additional IND for the Study the Parties shall meet and mutually agree on an approach to address such requirement.

3.2          Performance.  BioLineRx shall ensure that the Study is performed in accordance with this Agreement, the Protocol and all Applicable Law, including GCP.  BioLineRx shall follow all applicable directions from applicable Regulatory Authorities, ethics committees and institutional review boards with jurisdiction over the Study, and shall obtain all applicable Regulatory Approvals required by applicable Regulatory Authorities, ethics committees and institutional review boards with jurisdiction over the Study prior to initiating performance of the Study.

3.3          Debarred Personnel; Exclusion Lists.  A Party shall not employ or subcontract with any Person or Third Party that is excluded, debarred, suspended, proposed for suspension or debarment, in Violation or otherwise ineligible for government programs for the performance of the Study or any other activities under this Agreement or the Related Agreements.  Each Party hereby certifies that it has not employed or otherwise used in any capacity and will not employ or otherwise use in any capacity, the services of any Person suspended, proposed for debarment, or debarred under United States law, including 21 USC 335a, or any foreign equivalent thereof, in performing any portion of the Study or other activities under this Agreement or the Related Agreements and that such Party has, as of the Effective Date, screened itself, and its officers and directors, against the Exclusions Lists and that it has informed the other Party in writing whether it or any of its officers or directors has been in Violation.  A Party shall notify the other Party in writing immediately if any such suspension, proposed debarment, debarment or Violation occurs or comes to its attention, and shall, with respect to any Person so suspended, proposed for debarment, debarred or in Violation, promptly remove such Person from performing activities, function or capacity related to the Study or otherwise related to activities under this Agreement or the Related Agreements.

3.4          Regulatory Matters.  BioLineRx shall ensure that all Regulatory Approvals from any Regulatory Authority, ethics committees and/or institutional review boards with jurisdiction over the Study are obtained prior to initiating performance of the Study.  Merck shall have the right (but no obligation) to participate in any discussions with a Regulatory Authority regarding matters related to the Merck Compound.  Each Party shall provide to the other, as necessary, a cross-reference letter or similar communication to the applicable Regulatory Authority to effectuate the Right of Reference.  Notwithstanding anything to the contrary in this Agreement, neither Party shall have any right to access the other Party’s CMC data with respect to its Compound.  Merck shall authorize FDA and other applicable Regulatory Authorities to cross-reference the appropriate Merck Compound INDs and CTAs to provide data access to BioLineRx sufficient to support conduct of the Study.  If Merck’s CTA is not available in a given country, Merck will file its CMC data with the Regulatory Authority for such country, referencing BioLineRx’s CTA as appropriate (however, BioLineRx shall have no right to directly access the CMC data).

3.5          Documentation.  Each Party shall maintain reports and all related documentation in good scientific manner and in compliance with Applicable Law.  Each Party shall provide to the other Party Study information and documentation reasonably requested by the other Party to enable the other Party to (i) comply with any of its legal, regulatory and/or contractual obligations, or any request by any Regulatory Authority, related to the such other Party’s Compound, and (ii) in the case of Merck, to determine whether the Study has been performed in accordance with this Agreement.

3.6          Copies. BioLineRx shall provide to Merck copies of all Clinical Data, in electronic form or other mutually agreeable alternate form and on the timelines specified in the Data Sharing and Sample Testing Schedule (if applicable) or upon mutually agreeable timelines [*].  BioLineRx shall ensure that all patient authorizations and consents required under HIPAA, the EU Data Protection Directive or any other similar Applicable Law in connection with the Study permit such sharing of Clinical Data with Merck.

3.7          Samples. BioLineRx shall provide Samples to Merck as specified in the Protocol or as agreed to by the Joint Development Committee.  Each Party shall use the Samples only for the Sample Testing and each Party shall conduct the Sample Testing solely in accordance with the Data Sharing and Sample Testing Schedule (Schedule I) and the Protocol.  Merck shall own all data arising from the Sample Testing conducted in accordance with this Section 3.7 by or on behalf of Merck, and such data shall be Merck’s Confidential Information.  Merck shall provide to BioLineRx the Sample Testing Results for such Sample Testing conducted by or on behalf of Merck, in electronic form or other mutually agreeable alternate form, and on the timelines specified in the Data Sharing and Sample Testing Schedule or other mutually agreed timelines.  Likewise, BioLineRx shall own all data arising from the Sample Testing conducted in accordance with this Section 3.7 by or on behalf of BioLineRx, and such data shall be BioLineRx’s Confidential Information.  BioLineRx shall provide to Merck the Sample Testing Results for such Sample Testing conducted by or on behalf of BioLineRx, in electronic form or other mutually agreeable alternate form, and on the timelines specified in the Data Sharing and Sample Testing Schedule or other mutually agreed timelines.  Except to the extent otherwise agreed in a writing signed by authorized representatives of each Party, each Party shall use the other Party’s unpublished Sample Testing Results only for [*] (collectively, the “Permitted Use”).  Any Sample Testing Results obtained by a Party which may have safety implications with respect to the Combination or a Compound will be immediately shared with the other Party.  [*] If either Party chooses not to conduct or determines that it is unable to conduct one or more of the Sample tests set forth in Schedule I, the Parties shall consult with each other, and if there is no legal or Third Party contractual restriction on the other Party conducting such tests, the other Party shall have the right to conduct such tests, in which case the data from such Sample Testing shall be owned by such other Party and shall be deemed to be such Party’s Confidential Information.

3.8          Ownership and Use of Clinical Data.  All Clinical Data, including raw data and results, generated under this Agreement shall be jointly owned by BioLineRx and Merck.  Merck hereby assigns to BioLineRx an undivided one-half interest in, to and under the Clinical Data.  BioLineRx hereby assigns to Merck an undivided one-half interest in, to and under the Clinical Data.  If such assignment cannot or does not occur, including in circumstances where such assignment is precluded by law, the Party with the obligation to assign hereby grants the other Party a non-exclusive license, with the right to grant sublicenses and to assign its license rights to the Clinical Data to any Person, in each case without the consent of the granting Party and without any accounting to such Party; provided that each such sublicensee and assignee is bound in writing to comply with the terms of this Agreement that are relevant to use and exploitation of such Clinical Data.  BioLineRx shall maintain the Clinical Data in its internal database; provided, however, that at all times during the Term BioLineRx shall grant Merck access to all Clinical Data and any portions of BioLineRx’s database that include Clinical Data.  Notwithstanding the foregoing, and subject to the remaining provisions of this Section 3.8, [*] provided, however, that the foregoing shall not limit or restrict either Party’s ability to use the Clinical Data as may be necessary to comply with Applicable Law or as may be necessary to comply with its internal policies and procedures with respect to pharmacovigilance and adverse event reporting.  For the avoidance of doubt, BioLineRx shall be free to use/share (including publish) data and results from the Study, including Clinical Data, which are solely related to the single-agent use of the BioLineRx Compound and are not related to the Combination, and which have been generated during the treatment period in which the BioLineRx Compound is used in monotherapy.  Neither Party shall disclose the Clinical Data to a Third Party except to the extent that such Clinical Data has been published as provided in Section 12.2 [*].

3.9          Regulatory Submission.  It is understood and acknowledged by the Parties that positive Clinical Data could be used to obtain label changes for the Compounds.  In such event, the Parties will enter into good faith negotiations to determine a regulatory submission strategy for the Compounds [*].

3.10        Joint Development Committee.  The Parties shall form a joint development committee (the “Joint Development Committee” or “JDC”), made up of an equal number of representatives of Merck and BioLineRx, which shall have responsibility of coordinating all regulatory and other activities under, and pursuant to, this Agreement.  Each Party shall designate a project manager (the “Project Manager”) who shall be responsible for implementing and coordinating activities, and facilitating the exchange of information between the Parties, with respect to the Study.  Other JDC members will be agreed by both Parties.  The JDC shall meet as soon as practicable after the Effective Date and then no less than twice yearly, and more often as reasonably considered necessary at the request of either Party, to provide an update on the progress of the Study.  The JDC may meet in person or by means of teleconference, Internet conference, videoconference or other similar communications equipment.  Prior to any such meeting, the BioLineRx Project Manager shall provide an update in writing to the Merck Project Manager, which update shall contain information about the overall progress of the Study, recruitment status, interim analysis (if results available), final analysis and other information relevant to the conduct of the Study.  In addition to a Project Manager, each Party shall designate an alliance manager (the “Alliance Manager”), who shall endeavor to ensure clear and responsive communication between the Parties and the effective exchange of information, and shall serve as the primary point of contact for any issues arising under this Agreement.  The Alliance Managers shall have the right to attend all JDC meetings and may bring to the attention of the JDC any matters or issues either of them reasonably believes should be discussed, and shall have such other responsibilities as the Parties may mutually agree in writing.  In the event that an issue arises and the Alliance Managers cannot or do not, after good faith efforts, reach agreement on such issue, the issue shall be elevated to the Head of Clinical Oncology for Merck and the Vice President of Medical Affairs or Business Development for BioLineRx.

3.11        Final Study Report.  BioLineRx shall provide Merck with (i) an electronic draft of the final Study report, for Merck to provide comments to BioLineRx within [*] days of receipt of the draft of the final Study report and (ii) a final version of the final Study report (the “Final Study Report”) promptly following Study Completion.  BioLineRx shall consider in good faith any comments provided by Merck on the draft of the final Study report and shall not include any statements relating to the Merck Compound [*].  “Study Completion” shall occur upon database lock of the Study results.

3.12        [*]

3.13        [*]

3.14        Amendment to Agreement; Study Option.  Upon Study Completion (or at any earlier point agreed upon by the Parties), either Party shall have the option to propose amending this Agreement and the Related Agreements for the purpose of including a Phase III registration study for the Combination [*]

4	Protocol and Related Documents.

4.1          Protocol. A summary of the initial Protocol will be finalized and agreed upon by the Parties within [*] days after the Effective Date, using the most recent draft discussed between the Parties attached hereto as Appendix A.  BioLineRx shall provide a draft of the Protocol (and any subsequent revisions thereof) to Merck for Merck’s review and comment, consistent with the remaining provisions of this Section 4.1.

4.1.1       Notwithstanding the provisions of Section 4.1, each Party shall have the following decision rights:

a)           BioLineRx shall have the final decision-making authority with respect to the contents of the Protocol, provided that any material changes to any draft of the Protocol (other than relating solely to the BioLineRx Compound) from the draft of the Protocol previously provided to Merck, any material changes (other than relating solely to the BioLineRx Compound) to the approved final Protocol, and [*], shall require Merck’s prior written consent.  Any such proposed changes will be sent in writing to Merck’s Project Manager and Merck’s Alliance Manager.  Merck will provide such consent, or a written explanation for why such consent is being withheld, within [*] Business Days of receiving a copy of BioLineRx’s requested changes.

b)           [*]

c)           [*]

4.2           Informed Consent.  BioLineRx shall prepare the patient informed consent form for the Study (which shall include provisions regarding the use of Samples in Sample Testing) in consultation with Merck (it being understood and agreed that the portion of the informed consent form relating to the Sample Testing of the Merck Compound shall be provided to BioLineRx by Merck).  Any proposed changes to such form that relate to the Merck Compound, including Sample Testing of the Merck Compound, shall be subject to Merck’s review and written consent.  Any such proposed changes will be sent in writing to Merck’s Project Manager and Merck’s Alliance Manager. Merck will provide such consent, or a written explanation for why such consent is being withheld, within [*] Business Days of receiving a copy of BioLineRx’s requested changes.

5	Adverse Event Reporting.

5.1          BioLineRx will be solely responsible for compliance with all Applicable Law pertaining to safety reporting for the Study and related activities.  The Parties will use their reasonable efforts to execute a pharmacovigilance agreement (“Pharmacovigilance Agreement”) within [*] days of the Effective Date, and in any event prior to the initiation of clinical activities under the Study to ensure the exchange of relevant safety data within appropriate timeframes and in an appropriate format to enable the Parties to fulfill local and international regulatory reporting obligations and to facilitate appropriate safety reviews.  The Pharmacovigilance Agreement will include safety data exchange procedures governing the coordination of collection, investigation, reporting, and exchange of information concerning any adverse experiences, pregnancy reports, and any other safety information arising from or related to the use of the Merck Compound and BioLineRx Compound in the Study, consistent with Applicable Law.  Such guidelines and procedures shall be in accordance with, and enable the Parties and their Affiliates to fulfill, local and international regulatory reporting obligations to Government Authorities.  BioLineRx will transmit to Merck serious adverse drug reactions (“SADRs”) and serious adverse events (“SAEs”) as follows:

5.1.1       For fatal and life-threatening SADRs, BioLineRx will send an early case notification to Merck within [*], followed by a completely processed case (on a CIOMS-1 form) within [*].

5.1.2       For all other SAEs, BioLineRx will send an early case notification to Merck within [*] followed by a completely processed case (on a CIOMS-1 form) within [*].

The early case notification will be marked as “Notification” and will contain the minimum criteria including an identifiable reporter, an identifiable patient, event term, and suspect therapy.

6	Term and Termination.

6.1          Term.  The term of this Agreement shall commence on the Effective Date and shall continue in full force and effect until the earlier of (i) delivery of the Final Study Report and (ii) Study Completion plus three (3) months, or until terminated by either Party pursuant to this Article 6 (the “Term”).

6.2          Merck Termination Right for Safety or for OCS Non-Consent.  Merck shall have the unilateral right to terminate this Agreement pursuant to Section 10.1.1.  Additionally, in the event that Merck in good faith believes that the Merck Compound is being used in the Study in an unsafe manner and notifies BioLineRx in writing of the grounds for such belief, and if after receipt of such written notice, BioLineRx fails to promptly incorporate changes into the Protocol that are requested by Merck in writing to address such notified issue or to otherwise reasonably and in good faith address such notified issue, then Merck may immediately terminate this Agreement and the supply of the Merck Compound upon five (5) Business Days’ prior written notice to BioLineRx.  During such five (5) Business Days period, BioLineRx shall have the right and opportunity to demonstrate that responsive Protocol changes have been incorporated.

6.3          Material Breach.  Either Party may terminate this Agreement if the other Party commits a material breach of this Agreement, and such material breach continues for thirty (30) days after receipt of written notice thereof from the non-breaching Party describing such breach and demanding its cure; provided that if such material breach cannot reasonably be cured within thirty (30) days, the breaching Party shall be given a reasonable period of time to cure such breach; provided further, that if such material breach is incapable of cure, then the notifying Party shall state such belief in its written breach notice, and if the breaching Party does not dispute such belief, the non-breaching Party may terminate this Agreement effective after the expiration of such thirty (30) day period.

6.4          Mutual Termination Right for Patient Safety.  If either Party determines in good faith, based on a review of the Clinical Data, Sample Testing Results or other Study-related Know-How or other information, that the Study may unreasonably affect patient safety, such Party shall promptly notify the other Party of such determination in writing.  The Party receiving such notice may propose modifications to the Study to address the safety issue identified by the other Party and, if the notifying Party agrees, shall act to immediately implement such modifications; provided, however, that if the notifying Party, in its sole discretion, believes that there is imminent danger to patients, such Party need not wait for the other Party to propose modifications and may instead suspend the Study immediately upon written notice to such other Party.  Furthermore, if the notifying Party, in its sole discretion, believes that any modifications proposed by the other Party will not resolve the patient safety issue, such Party may terminate this Agreement effective upon written notice to such other Party.

6.5          Mutual Termination Right Due to Regulatory Action; Other Reasons.  Either Party may terminate this Agreement upon five (5) Business Days’ prior written notice to the other Party in the event that any Regulatory Authority takes any action, or raises any objection, that prevents the terminating Party from any further supply of its Compound for purposes of the Study.  Additionally, either Party shall have the right to terminate this Agreement upon five (5) Business Days’ prior written notice to the other Party in the event that it determines in its sole discretion to withdraw any applicable Regulatory Approval for its Compound or to discontinue development of its Compound, for medical, scientific or legal reasons.

6.6          [Deleted]

6.7          Return of Merck Compound.  In the event that this Agreement is terminated, or in the event BioLineRx remains in possession (including through any Affiliate or Subcontractor) of Merck Compound at the time this Agreement expires, BioLineRx shall, at Merck’s sole discretion, promptly either return or destroy all unused Merck Compound pursuant to Merck’s instructions.  If Merck requests that BioLineRx destroy the unused Merck Compound, BioLineRx shall provide written certification of such destruction.  Notwithstanding anything to the contrary in the foregoing, if this Agreement is terminated (a) due to patient safety or regulatory issues, the Parties will share the costs incurred by BioLineRx for such return or destruction of the Merck Compound, or (b) due to an uncured material breach by a breaching Party, then the breaching Party shall be solely responsible for the costs incurred by BioLineRx for such return or destruction of the Merck Compound.

6.8          Anti-Corruption.  Either Party shall have the right to terminate this Agreement immediately upon written notice to the other Party, if such other Party fails to perform any of its obligations under Section 13.4 or breaches any representation or warranty contained in Section 13.4.  The non-terminating Party shall have no claim against the terminating Party for compensation for any loss of whatever nature by virtue of the termination of this Agreement in accordance with this Section 6.8.

6.9          Survival.  The provisions of this Section 6.9 and Sections 3.4 through 3.9 (inclusive), 5.1, 6.6, 8.11, 12.2, 14.2, 14.3, and Articles 1, 9, 10, 11, 20, 21, 23, 24, 25 and 26 shall survive the expiration or termination of this Agreement.

6.10        No Prejudice.  Termination of this Agreement shall be without prejudice to any claim or right of action of either Party against the other Party for any prior breach of this Agreement.

6.11        Confidential Information.  Upon termination of this Agreement, each Party and its Affiliates shall promptly return to the Disclosing Party or destroy any Confidential Information of the Disclosing Party (other than Clinical Data, Sample Testing Results and Inventions, which may be used in accordance with this Agreement) furnished to the Receiving Party by the Disclosing Party, except that the Receiving Party shall have the right to retain one copy for record-keeping purposes.  For clarity, any data or information (including Clinical Data) disclosed to a Receiving Party that relates to the single-agent use of the other Party’s Compound shall be promptly returned to the other Party or destroyed in accordance with this Section 6.11.

6.12        Merck’s Manufacturing Costs.  Provided the Parties do not otherwise dispute the circumstances of termination, in the event of termination by Merck pursuant to Section 6.2 or 6.3 above, Merck shall be entitled to reimbursement by BioLineRx for the Direct Manufacturing Costs and Indirect Manufacturing Costs (as defined herein) incurred by Merck for its Compound Delivered for the Study.  “Direct Manufacturing Costs” shall be calculated consistent with Generally Accepted Accounting Principles (“GAAP”) and include manufacturing fees; raw materials; direct labor; freight and duty, and factory overhead costs that can be directly attributed to the Compound, including but not limited to equipment maintenance and repair, supplies, ongoing stability program costs, other plant services, indirect labor and depreciation on direct capital assets.  “Indirect Manufacturing Costs” shall be calculated consistent with GAAP and include allocations of indirect factory overhead and site support costs, including but not limited to utilities, quality, planning, engineering, maintenance, safety, site science and technology, and depreciation on indirect capital assets, procurement, warehousing, and corporate services.  Allocations shall be based on each compound’s utilization relative to a manufacturing site’s total activity.

6.13        BioLineRx’s Study Costs; Unused Samples. Provided the Parties do not otherwise dispute the circumstances of termination, in the event of termination by BioLine pursuant to Section 6.3 above, BioLineRx shall be entitled to (a) reimbursement by Merck for the cost of replacing Merck Compound in the Study; and (b) require Merck to destroy or, at Merck’s discretion, return to BioLineRx any unused Samples provided by BioLineRx to Merck.

7	Costs of Study.

The Parties agree that (i) Merck shall provide the Merck Compound for use in the Study, as described in Article 8 below; (ii) each Party will be responsible for its own internal costs and expenses to support the Study and the costs of any Sample Testing conducted by such Party in connection with the Study, and (iii) BioLineRx shall bear all other costs associated with the conduct of the Study, including that BioLineRx shall provide the BioLineRx Compound for use in the Study, as described in Article 8 below.  For the avoidance of doubt, BioLineRx will not be required to reimburse Merck for any costs or expenses incurred by Merck or its Affiliates in connection with the Study and Merck will not be required to reimburse BioLineRx for any costs or expenses incurred by BioLineRx or its Affiliates in connection with the Study.

8	Supply and Use of the Compounds.

8.1          Supply of the Compounds.  Subject to the terms and conditions of this Agreement, BioLineRx and Merck will each use commercially reasonable efforts to supply, or cause to be supplied, such quantities of its Compound in accordance with the delivery schedule to be agreed-upon in writing within [*] calendar days after the Effective Date, which delivery schedule upon such written agreement shall be incorporated herein as Appendix B.   In the event that BioLineRx determines that the quantities of Compounds as set forth on the delivery schedule determined in accordance with this Section 8.1 are not sufficient to complete the Study, BioLineRx shall so notify Merck in writing, and the Parties shall discuss in good faith regarding whether additional quantities of Compounds may be provided and the schedule on which such additional quantities may be provided.  Each Party shall also provide to the other Party a contact person for the supply of its Compound under this Agreement.  [*]

8.2          Clinical Quality Agreement.  Within [*] days from the Effective Date of this Agreement, the Parties shall enter into a quality agreement that shall address and govern issues related to the quality of clinical Compounds to be supplied by the Parties for use in the Study (“Clinical Quality Agreement”).  The Clinical Quality Agreement shall, among other things:  (i) detail classification of any Compound found to have a Non-Conformance; (ii) include criteria for Manufacturer’s Release and related certificates and documentation; (iii) include criteria and timeframes for acceptance of Merck Compound; (iv) include procedures for the resolution of disputes regarding any Compounds found to have a Non-Conformance; and (v) include provisions governing the recall of Compounds.

8.3          Minimum Shelf Life Requirements.  Each Party shall use diligent and commercially reasonable efforts to supply its Compound hereunder with an adequate remaining shelf life at the time of Delivery to meet the Study requirements.

8.4          Provision of Compounds.

8.4.1        Subject to Section 10.1.1, Merck will deliver the Merck Compound [*] to BioLineRx’s, or its designee’s, location as specified by BioLineRx (“Delivery” with respect to such Merck Compound).  Title and risk of loss for the Merck Compound shall transfer from Merck to BioLineRx at Delivery.  All costs associated with the subsequent transportation, warehousing and distribution of Merck Compound shall be borne by [*].  BioLineRx will, or will cause its designee to: (i) take delivery of the Merck Compound supplied hereunder; (ii) perform the acceptance procedures allocated to it under the Clinical Quality Agreement; (iii) subsequently label and pack the Merck Compound (in accordance with Section 8.5), and promptly ship the Merck Compound to the Study sites for use in the Study, in compliance with cGMP, GCP and other Applicable Law and the Clinical Quality Agreement; and (iv) provide, from time to time at the reasonable request of Merck, the following information: any applicable chain of custody forms, in-transport temperature recorder(s), records and receipt verification documentation, such other transport or storage documentation as may be reasonably requested by Merck, and usage and inventory reconciliation documentation related to the Merck Compound.

8.4.2        BioLineRx is solely responsible, at its own cost, for supplying (including all Manufacturing, acceptance and release testing) the BioLineRx Compound for the Study, and the subsequent handling, storage, transportation, warehousing and distribution of the BioLineRx Compound supplied hereunder for the Study.  BioLineRx shall ensure that all such activities are conducted in compliance with cGMP, GCP and other Applicable Law and the Clinical Quality Agreement.  For purposes of this Agreement, the “Delivery” of a given quantity of the BioLineRx Compound shall be deemed to occur when such quantity is packaged for shipment to a Study site.

8.5          Labeling and Packaging; Use, Handling and Storage.

8.5.1        The Parties’ obligations with respect to the labeling and packaging of the Compounds are as set forth in the Clinical Quality Agreement.  Notwithstanding the foregoing or anything to the contrary contained herein, Merck shall provide the Merck Compound to BioLineRx in the form of unlabeled vials, and BioLineRx shall be responsible for labeling, packaging and leafleting such Merck Compound in accordance with the terms and conditions of the Clinical Quality Agreement and otherwise in accordance with all Applicable Law, including cGMP, GCP, and health, safety and environmental protections.

8.5.2        BioLineRx shall (i) use the Merck Compound solely for purposes of performing the Study; (ii) not use the Merck Compound in any manner that is inconsistent with this Agreement or for any commercial purpose; and (iii) label, use, store, transport, handle and dispose of the Merck Compound in compliance with Applicable Law and the Clinical Quality Agreement, as well as all written instructions of Merck.  BioLineRx shall not reverse engineer, reverse compile, disassemble or otherwise attempt to derive the composition or underlying information, structure or ideas of the Merck Compound, and in particular shall not analyze the Merck Compound by physical, chemical or biochemical means, except as necessary to perform its obligations under the Clinical Quality Agreement.

8.6          Product Specifications.  A certificate of analysis prepared and delivered in accordance with the Clinical Quality Agreement shall accompany each shipment of the Merck Compound to BioLineRx.  Upon request, BioLineRx shall provide Merck with a certificate of analysis covering each shipment of BioLineRx Compound used in the Study.

8.7          Changes to Manufacturing.  Each Party may make changes from time to time to its Compound or the Manufacturing Site; provided that such changes shall be in accordance with the Clinical Quality Agreement.

8.8          Product Testing; Noncompliance.

8.8.1        After Manufacturer’s Release.  After Manufacturer’s Release of the Merck Compound and concurrently with Delivery of the Compound to BioLineRx, Merck shall provide BioLineRx with such certificates and documentation as are described in the Clinical Quality Agreement (“Disposition Package”).  BioLineRx shall, within the time defined in the Clinical Quality Agreement, perform (i) with respect to the Merck Compound, the acceptance (including testing) procedures allocated to it under the Clinical Quality Agreement, and (ii) with respect to the BioLineRx Compound, the testing and release procedures allocated to it under the Clinical Quality Agreement.  BioLineRx shall be solely responsible for taking all steps necessary to determine that Merck Compound or BioLineRx Compound, as applicable, is suitable for release before making such Merck Compound or BioLineRx Compound, as applicable, available for human use, and Merck shall provide cooperation or assistance as reasonably requested by BioLineRx in connection with such determination with respect to the Merck Compound.  BioLineRx shall be responsible for storage and maintenance of the Merck Compound until it is tested and/or released, which storage and maintenance shall be in compliance with (a) the Specifications for the Merck Compound, the Clinical Quality Agreement and Applicable Law, and (b) any specific storage and maintenance requirements as may be provided by Merck from time to time.  BioLineRx shall be responsible for any failure of the Merck Compound to meet the Specifications to the extent caused by shipping, storage or handling conditions after Delivery to BioLineRx hereunder.

8.8.2        Non-Conformance.

a)           In the event that either Party becomes aware that any Compound may have a Non-Conformance, despite testing and quality assurance activities (including any activities conducted by the Parties under Section 8.8.1), such Party shall immediately notify the other Party in accordance with the procedures of the Clinical Quality Agreement.  The Parties shall investigate any Non-Conformance in accordance with Section 8.9 (Investigations) and any discrepancy between them shall be resolved in accordance with Section 8.8.3.

b)           In the event that any proposed or actual shipment of the Merck Compound (or portion thereof) shall be agreed to have a Non-Conformance at the time of Delivery to BioLineRx, then unless otherwise agreed to by the Parties in writing, Merck shall replace such Merck Compound as is found to have a Non-Conformance (with respect to Merck Compound that has not yet been administered in the course of performing the Study) within [*] calendar days, at Merck’s sole expense.  [*]

c)            BioLineRx shall be responsible for, and Merck shall have no obligations or liability with respect to, any BioLineRx Compound supplied hereunder that is found to have a Non-Conformance.  BioLineRx shall replace any BioLineRx Compound for use in the Study as is found to have a Non-Conformance (with respect to BioLineRx Compound that has not yet been administered in the course of performing the Study).

8.8.3        Resolution of Discrepancies.  Disagreements regarding any determination of Non-Conformance by BioLineRx shall be resolved in accordance with the provisions of the Clinical Quality Agreement.

8.9          Investigations. The process for investigations of any Non-Conformance shall be handled in accordance with the Clinical Quality Agreement.

8.10        Shortage; Allocation.  In the event that a Party’s Compound is in short supply as a result of a manufacturing disruption, manufacturing difficulties or other similar event such that a Party reasonably believes in good faith that it will not be able to fulfill its entire supply obligations hereunder with respect to its Compound, such Party will provide prompt written notice to the other Party thereof (including the shipments of Compound hereunder expected to be impacted and the quantity of its Compound that such Party reasonably determines it will be able to supply) and the Parties will promptly discuss such situation (including how the quantity of Compound that such Party is able to supply hereunder will be allocated within the Study).  In such event, the Party experiencing such shortage shall (i) use its diligent and commercially reasonable efforts to remedy the situation giving rise to such shortage and to take action to minimize the impact of the shortage on the Study, and (ii) allocate to the other Party [*]

8.11        Records; Audit Rights.  During the Term of this Agreement and [*] years after the end of the Term, BioLineRx shall keep complete and accurate records pertaining to its use and disposition of Merck Compound (including its storage, shipping (cold chain) and chain of custody activities) and, upon written request of Merck, shall make such records open to review by Merck solely for the purpose of conducting investigations for the determination of Merck Compound safety and/or efficacy and BioLineRx’s compliance with this Agreement with respect to the Merck Compound.

8.12        Quality.  Quality matters related to the Manufacture of the Compounds shall be governed by the terms of the Clinical Quality Agreement in addition to the relevant quality provisions of this Agreement.

8.13        Quality Control.  Each Party shall implement and perform operating procedures and controls for sampling, stability and other testing of its Compound, and for validation, documentation and release of its Compound and such other quality assurance and quality control procedures as are required by the Specifications, cGMPs and the Clinical Quality Agreement.

8.14        Audits and Inspections.  The Parties’ audit and inspection rights related to this Agreement shall be governed by the terms of the Clinical Quality Agreement.

8.15        Recalls.  Recalls of the Compounds shall be governed by the terms of the Clinical Quality Agreement.

8.16        VAT.  It is understood and agreed between the Parties that any payments made under this Agreement are exclusive of any value added or similar tax (“VAT”), which shall be added thereon as applicable.  Where VAT is properly charged by the supplying Party and added to a payment made under this Agreement, the Party making the payment will pay the amount of VAT only on receipt of a valid tax invoice from the supplying Party issued in accordance with the laws and regulations of the country in which the VAT is chargeable.

9	Confidentiality.

9.1           Confidential Information.  Subject to Section 13.4.8, BioLineRx and Merck agree to hold in confidence any Confidential Information provided by the other Party, and neither Party shall use Confidential Information of the other Party except for the performance of the Study and for the Permitted Use.  The Receiving Party shall not, without the prior written permission of the Disclosing Party, disclose any Confidential Information of the Disclosing Party to any Third Party except to the extent disclosure (i) is required by Applicable Law; (ii) is pursuant to and in accordance with the terms of this Agreement; or (iii) is necessary for the conduct of the Study, and in each case ((i) through (iii)) provided that the Receiving Party shall provide reasonable advance written notice to the Disclosing Party before making such disclosure.  For the avoidance of doubt, BioLineRx may, without Merck’s consent, disclose Merck’s Confidential Information to clinical trial sites and clinical trial investigators performing the Study, the data safety monitoring and advisory board relating to the Study, and Regulatory Authorities working with BioLineRx on the Study, in each case to the extent necessary for the performance of the Study and provided that such Persons (other than governmental entities) are bound by an obligation of confidentiality at least as stringent as the obligations contained herein.

9.2           Inventions.  Notwithstanding the foregoing, (i) Inventions that constitute Confidential Information and are jointly owned by the Parties, shall constitute the Confidential Information of both Parties and each Party shall have the right to use and disclose such Confidential Information consistent with Articles 10, 11 and 12 and (ii) Inventions that constitute Confidential Information and are solely owned by one Party shall constitute the Confidential Information of that Party and each Party shall have the right to use and disclose such Confidential Information consistent with Articles 10, 11 and 12.

9.3           Personal Identifiable Data.  All Confidential Information containing personal identifiable data shall be handled in accordance with all data protection and privacy laws, rules and regulations applicable to such data.

10	Intellectual Property.

10.1         Joint Ownership and Prosecution.

10.1.1     Subject to Section 10.2 and Section 10.3, all rights to all Inventions relating to, or covering, [*] (each a “Jointly Owned Invention”) shall be negotiated in good faith in an additional agreement setting forth the rights of the Parties with respect to such Jointly Owned Invention (the “Joint Rights Agreement”), which Joint Rights Agreement shall be executed within [*] days after the Effective Date, and shall contain the provisions set forth in Sections 10.1.2 and 10.1.3 of this Agreement. The Parties acknowledge that the Office of the Chief Scientist of the Ministry of Economy of the State of Israel (the “OCS”) must consent to the Joint Rights Agreement before such Agreement becomes effective.  Promptly after the Effective Date, BioLineRx shall use its best efforts to obtain the consent of the OCS to the Joint Rights Agreement, having the terms set forth in Sections 10.1.2 and 10.1.3 below, and shall use its best efforts to seek to obtain such consent no later than [*] after the Effective Date.  BioLineRx shall be solely responsible for all costs and fees, or other compensation to the OCS or any other Third Party, required to secure such rights. The parties acknowledge that there is a possibility that the OCS may request changes in this Agreement and the Joint Rights Agreement as a result of its review of the Joint Rights Agreement.  In such event, the Parties shall negotiate in good faith to agree on amendments to either or both of such agreements in accordance with the OCS request.  [*]

10.1.2     Subject to any changes that may be required in order to obtain the consent of the OCS to the Joint Rights Agreement as set forth in Section 10.1.1, such agreement will contain the following terms:

a.         For Jointly Owned Inventions that are invented or created jointly by Merck or by Persons having an obligation to assign such rights to Merck, and by BioLineRx or by Persons having an obligation to assign such rights to BioLineRx, each Party shall have an undivided one-half interest in, to and under any such Jointly Owned Inventions.  [*]

b.           [*]

c.           [*]

d.         If one Party brings any prosecution or enforcement action or proceeding against a Third Party with respect to any Joint Patent, the second Party agrees to be joined as a party plaintiff where necessary and to give the first Party reasonable assistance and authority to file and prosecute the suit.  The costs and expenses of the (first) Party bringing suit under this subsection (d) shall be borne by such Party, and any damages or other monetary awards recovered shall be shared as follows: [*]A settlement or consent judgment or other voluntary final disposition of a suit under this subsection (d) may not be entered into without the consent of the Party not bringing or controlling the suit.

10.1.3     Promptly following the receipt of the consent of OCS to the Joint Rights Agreement, patent representatives of each of the Parties shall meet (in person or by telephone) to discuss the patenting strategy for any Jointly Owned Inventions which may arise.  In particular, the Parties shall discuss which Party will file a patent application (including any provisional, substitution, divisional, continuation, continuation in part, reissue, renewal, reexamination, extension, supplementary protection certificate and the like) in respect of any Jointly Owned Invention (each, a “Joint Patent Application”) and whether the Parties wish to appoint joint patent counsel.  In any event, the Parties shall consult and reasonably cooperate with one another in the preparation, filing, prosecution (including prosecution strategy) and maintenance of such each Joint Patent Application and shall [*].  In the event that one Party (the “Filing Party”) wishes to file a patent application for a Jointly Owned Invention and the other Party (the “Non-Filing Party”) does not want to file a patent application for such Jointly Owned Invention or does not want to file in a particular country, the Non-Filing Party shall execute such documents and perform such acts at the Filing Party’s reasonable expense as may be reasonably necessary to effect an assignment of such Jointly Owned Invention to the Filing Party (in such country or all countries, as applicable) in a timely manner to allow the Filing Party to file and prosecute such patent application.  Likewise, if a Party (the “Opting-out Party”) wishes to discontinue the prosecution and maintenance (or sharing in the costs with respect thereto) of a Joint Patent Application (in one or more countries), the other Party, at its sole option (the “Continuing Party”), may continue such prosecution and maintenance.  In such event, the Opting-out Party shall execute such documents and perform such acts at the Continuing Party’s [*] to effect an assignment of such Joint Patent Application to the Continuing Party (in such country or all countries, as applicable) in a timely manner to allow the Continuing Party to prosecute and maintain such patent application.  [*]

10.1.4     Except as expressly provided in Section 10.1.3 and in furtherance and not in limitation of Section 9.1, each Party shall not file a patent application based on the other Party’s Confidential Information, and shall give no assistance to any Third Party for such application, without the other Party’s prior written authorization.

10.2         Inventions Owned by BioLineRx.  Notwithstanding Section 10.1, the Parties agree that all rights to Inventions relating [*], are the exclusive property of BioLineRx (“BioLineRx Inventions”).  BioLineRx shall be entitled to file in its own name relevant patent applications and to own resultant patent rights for any BioLineRx Invention.  [*]

10.3         Inventions Owned by Merck.  Notwithstanding Section 10.1, the Parties agree that all rights to Inventions relating [*], are the exclusive property of Merck (“Merck Inventions”).  Merck shall be entitled to file in its own name relevant patent applications and to own resultant patent rights for any Merck Invention. [*]

10.4         [deleted]

11            Reprints; Rights of Cross-Reference.

Consistent with applicable copyright and other laws, each Party may use, refer to, and disseminate reprints of scientific, medical and other published articles and materials from journals, conferences and/or symposia relating to the Study which disclose the name of a Party, provided such use does not constitute an endorsement of any commercial product or service by the other Party.

12            Publications; Press Releases.

12.1         Clinical Trial Registry.  BioLineRx shall register the Study with the Clinical Trials Registry located at www.clinicaltrials.gov and is committed to timely publication of the results following Study Completion, after taking appropriate action to secure intellectual property rights (if any) arising from the Study.  The publication of the results of the Study will be in accordance with the Protocol.

12.2         Publication.  BioLineRx, as sponsor of the Study, shall have the first right to publish the results of the Study.  Upon Study completion or termination (as applicable), or earlier if mutually agreed by the Parties, and after BioLineRx has an opportunity for first publication of the Study results, each Party shall use reasonable efforts to publish or present scientific papers dealing with the Study in accordance with accepted scientific practice.  The Parties agree that prior to submission of the results of the Study for publication or presentation or any other dissemination of results including oral dissemination, the publishing Party shall invite the other Party to comment on the content to be published or presented according to the following procedure:

12.2.1     At least [*] days prior to submission for publication of any paper, letter or any other publication, or [*] days prior to submission for presentation of any abstract, poster, talk or any other public presentation, the publishing Party shall provide to the other Party the full details of the proposed publication or presentation in an electronic version (cd-rom or email attachment).  Upon written request from the other Party, the publishing Party will not submit data for publication/presentation for an additional [*] days in order to allow for actions to be taken to preserve rights for patent protection.

12.2.2     The publishing Party shall give reasonable consideration to any request by the other Party made within the periods mentioned in Section 12.2.1 to modify the publication and the Parties shall work in good faith and in a timely manner to resolve any issue regarding the content for publication.

12.2.3     The publishing Party shall remove all Confidential Information of the other Party before finalizing the publication.

12.2.4     For clarity, nothing in this Section 12.2 restricts in any way the right of a Party to publish data or results relating to single agent use of its Compound.

12.3         Press Releases.  On or immediately following the Effective Date, the Parties will issue a press release in the form attached hereto as Appendix C.  [*]  Each Party agrees to identify the other Party and acknowledge such other Party’s support of the Study in any press release and any other publication or presentation concerning the Study.  [*]  For clarity, nothing in this Section 12.3 restricts in any way the right of a Party to publish data or results relating to single agent use of its Compound.

13            Representations and Warranties; Disclaimers.

13.1         [*]

13.2         Compounds.

13.2.1     BioLineRx Compound.  BioLineRx hereby represents and warrants to Merck that (i) BioLineRx has the full right, power and authority to grant all of the licenses granted to Merck under this Agreement, and (ii) BioLineRx Controls the BioLineRx Compound.

13.2.2     Merck Compound.  Merck hereby represents and warrants to BioLineRx that (i) Merck has the full right, power and authority to grant all of the licenses granted to BioLineRx under this Agreement, and (ii) Merck Controls the Merck Compound.

13.3         Results.  BioLineRx does not undertake that the Study shall lead to any particular result, nor is the success of the Study guaranteed.  Merck does not undertake that the Study shall lead to any particular result, nor is the success of the Study guaranteed.  Neither Party shall be liable for any use that the other Party may make of the Clinical Data nor for advice or information given in connection therewith.

13.4         Anti-Corruption

13.4.1     In performing their respective obligations hereunder, the Parties acknowledge that the corporate policies of BioLineRx and Merck and their respective Affiliates require that each Party’s business be conducted within the letter and spirit of the law.  By signing this Agreement, each Party agrees to conduct the business contemplated herein in a manner which is consistent with all Applicable Law, including the Stark Act, Anti-Kickback Statute, Sunshine Act, and the U.S. Foreign Corrupt Practices Act, good business ethics, and its ethics and other corporate policies and agrees to abide by the spirit of the other Party’s guidelines for performance in accordance with its corporate policies, which may be provided by such other Party from time to time.

13.4.2     Specifically, each Party represents and warrants that it has not, and covenants that it, its Affiliates, and its and its Affiliates’ directors, employees, officers, and anyone acting on its behalf, will not, in connection with the performance of this Agreement, directly or indirectly, make, promise, authorize, ratify or offer to make, or take any action in furtherance of, any payment or transfer of anything of value for the purpose of influencing, inducing or rewarding any act, omission or decision to secure an improper advantage; or improperly assisting it in obtaining or retaining business for it or the other Party, or in any way with the purpose or effect of public or commercial bribery.

13.4.3     Each Party shall not contact, or otherwise knowingly meet with, any Government Official for the purpose of discussing activities arising out of or in connection with this Agreement, without the prior written approval of the other Party, except where such meeting is consistent with the purpose and terms of this Agreement and in compliance with Applicable Law.

13.4.4     Each Party represents and warrants that it (i) is not excluded, debarred, suspended, proposed for suspension or debarment, in Violation or otherwise ineligible for government programs; and (ii) has not employed or subcontracted with any Person or Third Party for the performance of the Study who is excluded, debarred, suspended, proposed for suspension or debarment, or is in Violation or otherwise ineligible for government programs.

13.4.5     Each Party represents and warrants that except as disclosed to the other Party in writing prior to the Effective Date: (1) it does not have any interest which directly or indirectly conflicts with its proper and ethical performance of this Agreement; (2) it shall maintain arm’s length relations with all Third Parties with which it deals for or on behalf of the other Party in performance of this Agreement; and (3) it has provided complete and accurate information and documentation to the other Party, the other Party’s Affiliates and its and their personnel in the course of due diligence conducted by the other Party for this Agreement, including disclosure of any officers, employees, owners or Persons directly or indirectly retained by such Party in relation to the performance of this Agreement who are Government Officials or relatives of Government Officials.  Each Party shall make all further disclosures as necessary to the other Party to ensure the information provided remains complete and accurate throughout the Term.  Subject to the foregoing, each Party agrees that it shall not hire or retain any Government Official to assist in its performance of this Agreement, with the sole exception of conduct of or participation in clinical trials under this Agreement, provided that such hiring or retention shall be subject to the completion by the hiring or retaining Party of a satisfactory anti-corruption and bribery (e.g., FCPA) due diligence review of such Government Official.  Each Party further covenants that any future information and documentation submitted to the other Party as part of further due diligence or a certification shall be complete and accurate.

13.4.6     Each Party shall have the right during the Term, and for a period of two (2) years following termination of this Agreement, to conduct an investigation and audit of the other Party’s activities, books and records, to the extent they relate to that other Party’s performance under this Agreement, solely to verify compliance with the terms of this Section 13.4.  Such other Party shall cooperate fully with such investigation or audit, the scope, method, nature and duration of which shall be at the sole reasonable discretion of the Party requesting such audit, but also reasonably acceptable to the audited Party.

13.4.7     Each Party shall use commercially reasonable efforts to ensure that all transactions under this Agreement are properly and accurately recorded in all material respects on its books and records and that each document upon which entries in such books and records are based is complete and accurate in all material respects.  Each Party further represents, warrants and covenants that all books, records, invoices and other documents relating to payments and expenses under this Agreement are and shall be complete and accurate and reflect in reasonable detail the character and amount of transactions and expenditures.  Each Party shall maintain a system of internal accounting controls reasonably designed to ensure that no off-the-books or similar funds or accounts will be maintained or used in connection with this Agreement.

13.4.8     Each Party agrees that in the event that the other Party believes in good faith that there has been a possible violation of any provision of Section 13.4, such other Party may make full disclosure of such belief and related information needed to support such belief at any time and for any reason to any competent government bodies and its agencies, and to whoever such Party determines in good faith has a legitimate need to know; provided, however, that the Party wishing to make the disclosure shall give the other Party at least five (5) days’ written notice of such intention.

13.4.9     Each Party shall comply with its own ethical business practices policy and any corporate integrity agreement (if applicable) to which it is subject, and shall conduct its Study-related activities in accordance with Applicable Law.  Each Party shall ensure that all of its employees involved in performing its obligations under this Agreement are made specifically aware of the compliance requirements under this Section 13.4.  In addition, each Party shall ensure that all such employees participate in and complete mandatory compliance training to be conducted by each Party, including specific training on anti-bribery and corruption, prior to his/her performance of any obligations or activities under this Agreement.  Each Party further shall certify its continuing compliance with the requirements under this Section 13.4 on a periodic basis during the Term in such form as may be reasonably specified by the other Party.

13.4.10   Each Party shall have the right to terminate this Agreement immediately upon the other Party’s violation of this Section 13.4 in accordance with Section 6.8, provided that the other Party has been provided with written notice of the reasons for termination and has had an opportunity to promptly respond to such reasons.

13.5         DISCLAIMER.   EXCEPT AS EXPRESSLY PROVIDED HEREIN, MERCK MAKES NO WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE MERCK COMPOUND, AND BIOLINERX MAKES NO WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE BIOLINERX COMPOUND.

14            Insurance; Indemnification; Limitation of Liability.

14.1         Insurance.  Each Party warrants that it maintains a policy or program of insurance or self-insurance at levels sufficient to support the indemnification obligations assumed herein.  Upon written request, a Party shall provide evidence of such insurance.

14.2         Indemnification.

14.2.1     Indemnification by BioLineRx.  BioLineRx agrees to defend, indemnify and hold harmless Merck, its Affiliates, and its and their employees, directors, subcontractors and agents from and against any loss, damage, reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with any claim, proceeding, or investigation by a Third Party arising out [*] (a “Liability”), to the extent such Liability [*].

14.2.2     Indemnification by Merck.  Merck agrees to defend, indemnify and hold harmless BioLineRx, its Affiliates, and its and their employees, directors, subcontractors and agents from and against any Liability to the extent such Liability [*].

14.2.3     Procedure.  The obligations of Merck and BioLineRx under this Section 14.2 are conditioned upon the delivery of written notice to Merck or BioLineRx, as the case might be, of any potential Liability within the other Party’s indemnification obligation, within a reasonable time after such Party becomes aware of such potential Liability.  The indemnifying Party will have the right to assume the defense of any suit or claim related to the Liability (using counsel reasonably satisfactory to the indemnified Party) if it has assumed responsibility for the suit or claim in writing; provided that the indemnified Party may assume the responsibility for such defense to the extent the indemnifying Party does not do so in a timely manner.  The indemnified Party may participate in (but not control) the defense thereof at its sole cost and expense.  The Party controlling such defense (the “Defending Party”) shall keep the other Party (the “Other Party”) advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the Other Party with respect thereto.  The Defending Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Other Party, which shall not be unreasonably withheld, conditioned or delayed.  The Defending Party, but solely to the extent the Defending Party is also the indemnifying Party, shall not agree to any settlement of such action, suit, proceeding or claim or consent to any judgment in respect thereof that does not include a complete and unconditional release of the Other Party from all liability with respect thereto or that imposes any liability or obligation on the Other Party without the prior written consent of the Other Party.

14.2.4     Study Subjects.  BioLineRx shall not offer compensation on behalf of Merck to any Study subject or bind Merck to any indemnification obligations in favor of any Study subject.  Likewise, Merck shall not offer compensation on behalf of BioLineRx to any Study subject or bind BioLineRx to any indemnification obligations in favor of any Study subject.

14.3         LIMITATION OF LIABILITY.  IN NO EVENT SHALL EITHER PARTY (OR ANY OF ITS AFFILIATES OR SUBCONTRACTORS) BE LIABLE TO THE OTHER PARTY FOR, NOR SHALL ANY INDEMNIFIED PARTY HAVE THE RIGHT TO RECOVER, ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS OR DAMAGES FOR LOST OPPORTUNITIES), WHETHER IN CONTRACT, WARRANTY, NEGLIGENCE, TORT, STRICT LIABILITY OR OTHERWISE, ARISING OUT OF (X) THE MANUFACTURE OR USE OF ANY COMPOUND SUPPLIED HEREUNDER OR (Y) ANY BREACH OF OR FAILURE TO PERFORM ANY OF THE PROVISIONS OF THIS AGREEMENT OR ANY REPRESENTATION, WARRANTY OR COVENANT CONTAINED IN OR MADE PURSUANT TO THIS AGREEMENT, EXCEPT THAT SUCH LIMITATION SHALL NOT APPLY TO DAMAGES PAID OR PAYABLE TO A THIRD PARTY BY AN INDEMNIFYING PARTY FOR WHICH THE INDEMNIFIED PARTY IS ENTITLED TO INDEMNIFICATION HEREUNDER OR WITH RESPECT TO DAMAGES ARISING OUT OF OR RELATED TO A PARTY’S BREACH OF ITS OBLIGATIONS UNDER THIS AGREEMENT TO USE, DISCLOSE, LICENSE, ASSIGN OR OTHERWISE TRANSFER CLINICAL DATA, CONFIDENTIAL INFORMATION, JOINTLY-OWNED INVENTIONS AND SAMPLE TESTING RESULTS ONLY FOR THE PERMITTED USE.

15	Use of Name.

Except as otherwise provided herein, neither Party shall have any right, express or implied, to use in any manner the name or other designation of the other Party or any other trade name, trademark or logo of the other Party for any purpose in connection with the performance of this Agreement without the other Party’s prior written consent.

16	Force Majeure.

If, in the performance of this Agreement, one of the Parties is prevented, hindered or delayed by reason of any cause beyond such Party’s reasonable control (e.g., war, riots, fire, strike, governmental laws), such Party shall be excused from performance to the extent that it is necessarily prevented, hindered or delayed (“Force Majeure”).  The non-performing Party shall notify the other Party of such Force Majeure within [*] after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect.  The suspension of performance of the affected Party will be of no greater scope and no longer duration than is necessary and the non-performing Party shall use diligent and commercially reasonable efforts to remedy its inability to perform.

17	Entire Agreement; Modification.

The Parties agree to the full and complete performance of the mutual covenants contained in this Agreement.  This Agreement, together with the Related Agreements, constitutes the sole, full and complete agreement by and between the Parties with respect to the subject matter of this Agreement, and all prior agreements, understandings, promises and representations, whether written or oral, with respect thereto are superseded by this Agreement.  No amendments, changes, additions, deletions or modifications to or of this Agreement shall be valid unless reduced to writing and signed by an authorized representative of each of the Parties hereto.

18	[*]

19            Invalid Provision.

If any provision of this Agreement is held to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision.  In lieu of the illegal, invalid or unenforceable provision, the Parties shall negotiate in good faith to agree upon a reasonable provision that is legal, valid and enforceable to carry out as nearly as practicable the original intention of the entire Agreement.

20	No Additional Obligations.

BioLineRx and Merck have no obligation to renew this Agreement or apply this Agreement to any clinical trial other than the Study.  Neither Party is under any obligation to enter into another type of agreement at this time or in the future.

21	Governing Law

This Agreement and any dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without reference to its conflicts of laws principles.  The U.N. Convention on the Sale of Goods shall not apply to this Agreement.

22	Dispute Resolution.

22.1         Negotiation. The Parties shall attempt in good faith to settle all disputes arising out of or in connection with this Agreement in an amicable manner.  Any dispute that is not an Excluded Dispute arising between the Parties relating to, arising out of, or in any way connected with this Agreement, or any term or condition hereof, or the performance by either Party of its obligations hereunder (a “Dispute”), whether before or after expiration or termination of this Agreement, which is not resolved by the Parties within [*] days after written notice of such Dispute is first given by one Party to the other Party in writing, will be referred to a senior executive (at Vice President level or above) designated by BioLineRx and a senior executive (at Vice President level or above) designated by Merck who are authorized to resolve such Dispute on behalf of their respective companies (“Senior Executives”).  The Senior Executives will meet (or confer by telephone or video conference) within [*] days after the end of the initial [*] period referred to above, at a time and place acceptable to both Senior Executives.  [*]

[*]

23            Notices.

All notices or other communications that are required or permitted hereunder shall be in writing and delivered personally, sent by facsimile (and promptly confirmed by personal delivery or overnight courier), or sent by internationally-recognized overnight courier addressed as follows:

If to BioLineRx, to:

BioLineRx Ltd.
Modi’in Technology Park
2 HaMa’ayan Street
Modi’in 7177871, Israel
Attention:  Chief Financial and Operating Officer

With a copy to:

General Counsel
BioLineRx Ltd.
Same address as above

If to Merck, to:

Merck Sharp & Dohme B.V.
Waarderweg 39
2031 BN Haarlem
Netherlands
Attention:  Director
Facsimile:  [*]

With a copy to:

Merck Sharp & Dohme Corp. One Merck Drive P.O Box 100 Whitehouse Station, NJ 08889-0100 Attention: Office of Secretary Facsimile No.: [*]

24	Relationship of the Parties.

The relationship between the Parties is and shall be that of independent contractors, and does not and shall not constitute a partnership, joint venture, agency or fiduciary relationship.  Neither Party shall have the authority to make any statements, representations or commitments of any kind, or take any actions, which are binding on the other Party, except with the prior written consent of the other Party to do so.  All Persons employed by a Party will be the employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

25	Counterparts and Due Execution.

This Agreement and any amendment may be executed in two (2) or more counterparts (including by way of facsimile or electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, notwithstanding any electronic transmission, storage and printing of copies of this Agreement from computers or printers.  When executed by the Parties, this Agreement shall constitute an original instrument, notwithstanding any electronic transmission, storage and printing of copies of this Agreement from computers or printers.  For clarity, facsimile signatures and signatures transmitted via PDF shall be treated as original signatures.

26	Construction.

Except where the context otherwise requires, wherever used, the singular will include the plural, the plural the singular, the use of any gender will be applicable to all genders, and the word “or” is used in the inclusive sense (and/or).  Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days.  The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement.  The term “including” as used herein shall be deemed to be followed by the phrase “without limitation” or like expression.  The term “will” as used herein means shall.  References to “Article,” “Section” or “Appendix” are references to the numbered sections of this Agreement and the appendices attached to this Agreement, unless expressly stated otherwise.  Except where the context otherwise requires, references to this “Agreement” shall include the appendices attached to this Agreement.  The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction will be applied against either Party hereto.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the respective authorized representatives of the Parties have executed this Agreement as of the Effective Date.

BioLineRx Ltd.

By:   _______________________________

___________________________________
Name
___________________________________
Title

Merck Sharp & Dohme B.V.

By:   _______________________________

___________________________________
Name
___________________________________
Title

Appendix A

PROTOCOL SUMMARY [Merck draft dated December 27]

[*]

Appendix B

DELIVERY SCHEDULE

[*]

Appendix C

INITIAL PRESS RELEASE

For Immediate Release
DRAFT: January 8, 2016

BioLineRx Announces Collaboration with MSD to
investigate the combination of KEYTRUDA®
(pembrolizumab) and BL-8040 in Pancreatic Cancer

BioLineRx management to hold conference call this morning
at 10:00 am EST to further discuss this immunotherapy collaboration

Tel Aviv, Israel - January xx, 2016 - BioLineRx Ltd. (NASDAQ/TASE: BLRX) today announced a collaboration with MSD, known as Merck in the US and Canada, to support a Phase 2 study investigating BioLineRx’s BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with metastatic pancreatic cancer. The study is an open-label, multicenter, single-arm trial designed to evaluate the safety and efficacy of this combination in patients with metastatic pancreatic adenocarcinoma.

BL-8040, BioLineRx’s lead oncology platform, is a CXCR4 antagonist that has been shown in several clinical trials to be a robust mobilizer of immune cells and to be effective at inducing direct tumor cell death. Additional findings in the field of immuno-oncology suggest that CXCR4 antagonists may be effective in inducing the migration of anti-tumor T cells into the tumor micro-environment. KEYTRUDA is a humanized monoclonal antibody that works by increasing the ability of the body’s immune system to help detect and fight tumor cells. KEYTRUDA blocks the interaction between PD-1 and its ligands, PD-L1 and PD-L2, thereby activating T- lymphocytes, which may affect both tumor cells and healthy cells. The Phase 2 study will evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T cells into the tumor and their reactivity.

“We are extremely happy to collaborate with MSD, a pioneer and world leader in cancer immunotherapy. This marks the entrance of BL-8040 into this exciting field, which is already transforming the lives of many cancer patients,” stated Dr. Kinneret Savitsky, Chief Executive Officer of BioLineRx. “Because certain tumors exhibit only a modest response to existing immunotherapies, we are increasingly seeing clinical studies involving combinations of immuno-oncology agents with other classes of drugs.  We are initiating this study with the hope that it will show that the combination of BL-8040 with KEYTRUDA has the potential to expand the benefit of immunotherapy to cancer types currently resistant to immuno-oncology treatments, such as pancreatic cancer, which represents a significant unmet medical need. If this potential can be realized, it will be an extremely important advance in the fight against cancer, as well as a seminal milestone for BioLineRx.”

“Today, there is a great opportunity and need to bring forward new scientific breakthroughs for the treatment of pancreatic cancer,” said Dr. Eric Rubin, vice president and therapeutic area head, oncology early-stage development, MSD Research Laboratories. “Evaluating the potential of combination therapies through strategic collaborations in difficult-to-treat tumor types continues to be an important part of our immuno-oncology clinical development program for KEYTRUDA.”

The agreement is between BioLineRx and MSD, through a subsidiary. Per the terms of the agreement, the trial will be sponsored and performed by BioLineRx. The study is planned to commence by mid-2016. Upon completion of the study, or at any earlier point, both parties will have the option to expand the collaboration to include a pivotal registration study. Additional details of the collaboration were not disclosed.

BioLineRx will hold a conference call to discuss the collaboration today, January xx, 2016, at 10:00 am EST. To access the conference call, please dial 1-888-281-1167 from the U.S. or +972-3-918-0610 internationally. The call will also be available via live webcast through BioLineRx’s website. A replay of the conference call will be available approximately two hours after completion of the live conference call. To access the replay, please dial 1-888-326-9310 from the U.S. or +972-3-925-5904 internationally. The replay will be available through January xx, 2016.

About Pancreatic Cancer
There are a number of types of pancreatic cancer. Based on available worldwide numbers, in 2012, pancreatic cancers of all types were the seventh most common cause of cancer deaths.  According to the American Cancer Society, in 2015 nearly 50,000 were diagnosed with pancreatic cancer and an estimated 40,000 will die from the disease. The most common type of pancreatic cancer is pancreatic adenocarcinoma, which accounts for about 85 percent of cases. These adenocarcinomas start within the part of the pancreas that makes digestive enzymes. There are usually no symptoms in the early stages of the disease and symptoms that are specific enough to suggest the onset of pancreatic cancer typically do not develop until the disease has reached an advanced stage. The five-year survival rate of pancreatic adenocarcinoma is around 7 percent.

About BL-8040
BL-8040 is a short peptide for the treatment of acute myeloid leukemia, solid tumors, and certain hematological indications. It functions as a high-affinity antagonist for CXCR4, a chemokine receptor that is directly involved in tumor progression, angiogenesis, metastasis and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its expression often correlates with disease severity. In a number of clinical and pre-clinical studies, BL-8040 has shown robust mobilization of cancer cells from the bone marrow, thereby sensitizing these cells to chemo- and bio-based anti-cancer therapy, as well as a direct anti-cancer effect by inducing apoptosis. In addition, BL-8040 has also demonstrated robust stem-cell mobilization, including the mobilization of colony-forming cells, and T, B and NK cells. BL-8040 was licensed by BioLineRx from Biokine Therapeutics and was previously developed under the name BKT-140.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which is in the midst of a Phase 2 study for relapsed/refractory AML, has recently initiated a Phase 2b study as an AML consolidation treatment, has recently initiated a Phase 1/2 study in hMDS and AA, and has successfully completed a Phase 1 study in stem cell mobilization; and BL-7010 for celiac disease, which has successfully completed a Phase 1/2 study. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s SEC documents, press releases, and events. BioLineRx’s IR app is available on the iTunes App Store as well as the Google Play Store.

Various statements in this release concerning future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” sections of recent annual reports filed by the parties to this release. In addition, any forward-looking statements represent the parties’ views only as of the date of this release and should not be relied upon as representing their views as of any subsequent date. The parties do not assume any obligation to update any forward-looking statements unless required by law.

Contact:
PCG Advisory
Vivian Cervantes
Investor Relations
212-554-5482
vivian@pcgadvisory.com

or

Tsipi Haitovsky
Public Relations
+972-3-624-0871
tsipihai5@gmail.com

Schedule I

DATA SHARING AND SAMPLE TESTING SCHEDULE

[*]

SCHEDULE 2.4

Potential BioLineRx Subcontractors
(in accordance with Section 2.4)

[*]